

Mail Stop 3561   September 1, 2017

Gerry Wang
Chief Executive Officer
Seaspan Corporation
Unit 2, 2nd Floor
Bupa Centre
141 Connaught Road West
Hong Kong, China

> **Re: Seaspan Corporation**
> **Registration Statement on Form F-3**
> **Filed August 25, 2017**
> **File No. 333-220176**

Dear Mr. Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure